EXHIBIT 12.1

HILTON GRAND VACATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) before taxes	$311	$293	$292	$280	$218

Add:
Fixed charges	25	29	28	32	47
Interest capitalized	-	(2)	(1)	-	(2)
Earnings available for fixed charges	$336	$320	$319	$312	$263

Fixed Charges:
Allocated Parent interest expense (1)	$-	$24	$27	$32	$45
Interest expense (1)	25	3	-	-	-
Interest capitalized	-	2	1	-	2
Total Fixed Charges	$25	$29	$28	$32	$47

Ratio of Earnings to Fixed Charges	13.4	11.0	11.4	9.8	5.6

(1) Includes amortization of capitalized expenses related to indebtedness.